Exhibit 12

ALLETE
Computation of Ratios of Earnings to Fixed Charges (Unaudited)

Year Ended December 31	2009	2008	2007	2006	2005
Millions

Earnings as defined:
Pretax Income Before Non-Controlling Interest	$91.5	$126.4	$137.2	$128.2	$19.8
Add: Fixed Charges	38.3	30.3	26.6	27.7	27.3
Less: Non-Controlling Interest (a)	–	–	–	–	–
Undistributed Income from Less than 50 percent
Owned Equity Investment	3.7	3.8	3.3	2.3	–
Earnings as defined:	126.1	152.9	160.5	153.6	47.1
Fixed Charges:
Interest on Long-Term Debt	34.2	27.4	23.2	22.8	23.4
Other Interest Charges	1.6	0.4	1.5	2.9	1.1
Interest Component of All Rentals (b)	2.5	2.5	1.9	2.0	2.8
Total Fixed Charges	38.3	30.3	26.6	27.7	27.3
Ratio of Earnings to Fixed Charges	3.29	5.05	6.03	5.55	1.73

(a) Pre-tax income of subsidiaries that have not incurred fixed charges.
(b) Represents interest portion of rents estimated at 33 1/3 percent.